EXHIBIT 4.6

THE FEBRUARY 2010 DEFERRED EQUITY AGREEMENT

This FEBRUARY 2010 DEFERRED EQUITY AGREEMENT (this “Agreement”) is made and entered into as of February 24, 2010, by and among Silvercrest Asset Management Group LLC (the “Company”), Silvercrest L.P. (the “LP”), and Silvercrest GP LLC (the “GP”), and [name] (the “Employee”).

WHEREAS, the Employee is an employee of the Company, which is a wholly-owned subsidiary of the LP, and the GP is the general partner of the LP;

WHEREAS, the Employee is an Additional Partner of the LP and an Additional Member of the GP, and is bound by all of the terms and conditions of the Amended and Restated Limited Partnership Agreement of the LP dated as of April 15, 2009 (the “LP Agreement”) and the Amended and Restated Limited Liability Company Agreement of the GP dated as of April 15, 2009 (the “GP Agreement”, and together with the LP Agreement, the “Constituent Documents”). All capitalized terms used, but not defined, herein shall have the meanings given to such terms in the Constituent Documents; and

WHEREAS, the Company, LP and GP intend to grant to the Employee an award (the “Award”) comprised of Deferred Equity Units (as hereinafter defined) and Performance Units (as hereinafter defined), each subject to the restrictions and in accordance with the terms and conditions hereof;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein set forth, and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto mutually covenant and agree as follows:

1. Grant of Award.

The LP and GP, as applicable, hereby issue to the Employee as of the date hereof an award consisting of Deferred Equity Units and Performance Units, each in such amount as set forth on Schedule A attached hereto.

Each one hundred Deferred Equity Units represents the unsecured right to receive, as applicable: (x) (i) one (1) Common Share of the GP and (ii) ninety-nine (99) Common Shares of the LP or (y) (i) the equivalent cash value of up to fifty percent (50%) (or such other percentage as may be determined by the Committee, as defined below) of the Common Shares issuable upon the vesting of any such Deferred Equity Units under this Agreement, such cash amount to be calculated using the Redemption Price of such Common Shares as of the applicable Vesting Date or Separation Date, as applicable, and (ii) one (1) Common Share of the GP and ninety-nine (99) Common Shares of the LP for the balance of the Deferred Equity Units vesting as of the applicable Vesting Date or Separation Date.

Each Performance Unit represents the unsecured right to receive either: (x) one (1) Common Share of the GP for two (2) Common Shares of the GP issued upon the vesting of the Deferred Equity Units granted to the Employee under this Agreement, but only if such Common

Shares of the GP continue to be held by the Employee on the earlier of the Closing Date, as defined below, and February 24, 2014, or (y) one (1) Common Share of the LP for two (2) Common Shares of the LP issued upon the vesting of the Deferred Equity Units granted to the Employee under this Agreement, but only if such Common Shares of the LP continue to be held by the Employee on the earlier of the Closing Date and February 24, 2014. For the avoidance of doubt, if and to the extent that the Employee does not hold, as of the earlier of the Closing Date and February 24, 2014, two (2) Common Shares of the GP or two (2) Common Shares of the LP for each Performance Unit awarded to the Employee, any such excess Performance Units shall be forfeited as of such date and shall be of no further effect.

2. Vesting, Cash Election, and Forfeiture of Deferred Equity Units.

(a) Twenty-five percent of the Deferred Equity Units shall vest on each of the first, second, third, and fourth anniversaries of the date hereof (each, a “Vesting Date”), until the Deferred Equity Units are fully vested, except as provided in Section 2(d) below.

(b) A reasonable time prior to any Vesting Date of the Deferred Equity Units, the Company shall determine and certify the Redemption Price of the Deferred Equity Units as of such Vesting Date. No later than five (5) days after the Company’s determination of the Redemption Price of the Deferred Equity Units, the Employee shall give notice to the Company setting forth the percentage of Deferred Equity Units, up to such maximum percentage as may be permitted by the Committee, that that Employee elects to receive in cash.

(c) Subject to the provisions of this Section 2, the Company shall deliver to the Employee, or the Employee’s legal representatives, beneficiaries or heirs, as the case may be, (i) the equivalent cash value, equal to the Redemption Price as of the applicable Vesting Date, of the Common Shares of the GP and Common Shares of the LP issuable upon the vesting of Deferred Equity Units under this Agreement that the Employee has elected to receive in cash pursuant to Section 2(b) hereof, if any, and (ii) that number of Common Shares of the GP and that number of Common Shares of the LP as are equal to the number of GP Common Shares and LP Common Shares comprising the Deferred Equity Units covered by this Agreement that have become vested and nonforfeitable on the applicable Vesting Date (less the equivalent value of any cash paid to the Employee pursuant to Section 2(c)(i) hereof). Such cash payment and/or transfer of Common Shares of the GP and Common Shares of the LP shall be made as soon as administratively practicable after the applicable Vesting Date, but in no event later than one hundred-eighty (180) days after the date on which such Vesting Date occurs.

(d) If the Employee incurs a “separation from service,” as defined in Section 409A of the Code and Treas. Reg. Section 1.409A-1(h), from the Company and its affiliates (a “Separation from Service”) for any reason other than (i) involuntary termination by the Company or its affiliates without Cause; (ii) termination by reason of Employee’s Disability; (iii) retirement in good faith, or (iv) Employee’s death, all Deferred Equity Units unvested as of such date shall automatically be forfeited without consideration to the Employee and shall no longer be deemed to be outstanding. If the Employee incurs a Separation from Service for any of the reasons enumerated in (i) through (iv) of this Section 2(d), the Deferred Equity Units shall become fully and immediately vested. Settlement of such vested Deferred Equity Units, in Common Shares of the LP and Common Shares of the GP, or in cash equal to the Redemption

Price of such Common Shares as of the date of the Employee’s Separation from Service (the “Separation Date”), in the sole discretion of the Committee, shall be made at such date within 70 days following the Separation Date as the Committee shall determine.

(e) Notwithstanding anything to the contrary herein, all of the then remaining unvested Deferred Equity Units will vest upon the closing date of the consummation of a Sale of Control that also constitutes a “change in control” within the meaning of Section 409A of the Code and the regulations thereunder (the “Closing Date”), and settlement of such vested Deferred Equity Units shall be made on the Closing Date; provided, however, that the Employee shall not be permitted to elect the equivalent cash value of such Deferred Equity Units.

(f) During the period commencing on the date of this Agreement and ending on the earliest of, as applicable: (i) the Vesting Date, in the case of Deferred Equity Units which are settled in cash, (ii) the date on which the GP Common Shares and the LP Common Shares, as applicable, are transferred to the Employee following a Vesting Date, or (iii) the Separation Date, (iv) the Closing Date, and (v) the date of forfeiture of Deferred Equity Units for any reason, the Employee shall be entitled to receive payments from the Company in such amounts, and at such times, as the Employee would have received from the GP or the LP, respectively, had the GP Common Shares and the LP Common Shares underlying the Deferred Equity Units been transferred to the Employee on the date hereof.

3. Vesting and Forfeiture of Performance Units.

(a) The Performance Units shall be subject to forfeiture, subject to the satisfaction of the “Performance Target.” Such “Performance Target” will have been achieved, and the Performance Units shall vest, if (i) the Per Share Value of the Common Shares of the GP calculated as of December 31, 2013 (based on Adjusted EBITDA of the GP for the quarter ending on such date) shall have increased by at least fifteen percent (15%) per annum over the Per Share Value of the Common Shares of the GP calculated as of the date hereof, which is $136.07, and (ii) the Per Share Value of the Common Shares of the LP calculated as of December 31, 2013 (based on Adjusted EBITDA of the LP for the quarter ending on such date) shall have increased by at least fifteen percent (15%) per annum over the Per Share Value of the Common Shares of the LP calculated as of the date hereof, which is $136.07. The rights of the Employee with respect to the Performance Units shall remain subject to forfeiture at all times prior to the date on which such rights become vested in accordance with this Section 3 and will be forfeited if the Performance Target is not achieved.

(b) As soon as reasonably practicable following the Company’s release of financial statements indicating that the Performance Target may have been achieved, the Company shall determine and, if applicable certify the achievement of the Performance Target. Upon certification by the Company of the achievement of the Performance Target, the risk of forfeiture with respect to any Performance Units shall lapse and the Employee shall become entitled to settlement of the Performance Units.

(c) Following the vesting of Performance Units (pursuant to the achievement of the Performance Target), the Company shall deliver to the Employee, or the Employee’s legal representatives, beneficiaries or heirs, as the case may be, in settlement of such vested

Performance Units that number of Common Shares of the GP and that number of Common Shares of the LP as are necessary to satisfy the Performance Units covered by this Agreement. Settlement of such vested Performance Units shall be made as soon as administratively practicable after certification by the Company of attainment of the Performance Target but in no event later than the end of 2014. Each such transfer of Common Shares of the GP and Common Shares of the LP will be effective as of January 1, 2014.

(d) Notwithstanding anything to the contrary herein, upon the consummation of a Sale of Control that also constitutes a “change in control” within the meaning of Section 409A of the Code and the regulations thereunder, the Committee shall determine whether the Performance Target has been achieved as of the Closing Date. The Performance Target shall have been achieved as of the Closing Date and the Performance Units shall vest if: (i) the Per Share Value of the Common Shares of the GP calculated as of the Closing Date shall have increased by at least fifteen percent (15%) per annum over the Per Share Value of the Common Shares of the GP calculated as of the date hereof, which is $136.07, and (ii) the Per Share Value of the Common Shares of the LP calculated as of the Closing Date shall have increased by at least fifteen percent (15%) per annum over the Per Share Value of the Common Shares of the LP calculated as of the date hereof, which is $136.07. If the Performance Target is achieved as of the Closing Date, the Company shall deliver to the Employee, or the Employee’s legal representatives, beneficiaries or heirs, as the case may be, in settlement of such vested Performance Units that number of Common Shares of the GP and that number of Common Shares of the LP as are necessary to satisfy the Performance Units covered by this Agreement. Settlement of such vested Performance Units shall be effective as of the Closing Date, and shall be made on or as soon as administratively practicable after the Closing Date but in no event later than the end of the calendar year in which such Closing Date occurs.

(e) If the Employee separates from the Company or its affiliates prior to the earlier of the Closing Date and February 24, 2014 for any reason other than (i) involuntary termination by the Company or its affiliates without Cause, (ii) termination by reason of the Employee’s Disability, (iii) good faith retirement, or (iv) Employee’s death, the Performance Units shall automatically be forfeited without consideration to the Employee and shall no longer be deemed to be outstanding. If the Employee separates from the Company or its affiliates for any of the reasons enumerated in (i) through (iv) of this Section 3(e), Employee shall not forfeit the Performance Units and settlement of such Performance Units shall be made, subject to achievement of the Performance Target, at such time as would otherwise have occurred in accordance with Section 3(c) or (d) above; provided, however, that the Employee shall only be entitled to settlement of a pro-rated number of Common Shares of the GP and Common Shares of the LP based upon the period of time elapsing between the date hereof and the date of the Employee’s separation from service from the Company and its affiliates as a percentage of the period of time elapsing between the date hereof and the date upon which the Employee becomes entitled to settlement of the Performance Units pursuant to Section 3(c) or (d) above.

(f) For purposes of calculating the Per Share Value solely in connection with determining whether the Performance Target has been achieved pursuant to Sections 3(a) or 3(d) hereof, the Performance Units will not be included among the aggregate number of Common Shares outstanding of the GP or the LP, but the Deferred Equity Units will.

4. Restrictions on Transfer.

(a) No Deferred Equity Unit or Performance Units shall be transferrable except upon the death of the Employee to the Employee’s heirs or estate in accordance with the relevant provisions of the Constituent Documents.

(b) Any Common Share of the GP and/or the LP awarded under this Agreement or issued upon the vesting of the Deferred Equity Units or the Performance Units is subject to all restrictions on transfer imposed by the LP Agreement, the GP Agreement, by applicable state or federal securities laws, or by any agreement to which the Employee is now or may hereafter become bound, including, but not limited to:

With respect to the LP:

(i) without the express written consent of the General Partner, the Employee may not transfer all or any portion of such Employee’s Common Shares other than (i) to a Specified Permitted Transferee, (ii) pursuant to Section 8.6 of the LP Agreement, or (ii) to the Partnership as set forth in Section 8.5 of the LP Agreement; and

(ii) the put and call rights of the LP, Additional Partners and Founding Partners (as each such term is defined in the LP Agreement) under certain circumstances as set forth in Section 8.6 of the LP Agreement.

THE DESCRIPTION OF CERTAIN TRANSFER RESTRICTIONS SET FORTH ABOVE IS QUALIFIED IN ITS ENTIRETY BY THE LP AGREEMENT.

With respect to the GP:

(i) without the express written consent of the Board of Directors, including the Chief Executive Officer, and the Investor Director, the Employee may not transfer all or any portion of such Employee’s Common Shares other than (i) to a Specified Permitted Transferee subject to Section 7.1.3 of the GP Agreement, (ii) pursuant to Section 8.6 of the GP Agreement, or (ii) to the GP as set forth in Section 8.5 of the GP Agreement; and

(ii) the put and call rights of the GP, Additional Members and Founding Members (as each such term is defined in the GP Agreement) under certain circumstances as set forth in Section 8.6 of the GP Agreement.

THE DESCRIPTION OF CERTAIN TRANSFER RESTRICTIONS SET FORTH ABOVE IS QUALIFIED IN ITS ENTIRETY BY THE GP AGREEMENT.

5. Taxation and Withholding.

(a) The Employee shall remit to the Company an amount sufficient to satisfy federal, state, local or other withholding tax requirements prior to the settlement date with respect to any Deferred Equity Unit or Performance Units. The Employee further acknowledges that the Company has the right to deduct from payments of any kind otherwise due to the Employee any federal, state, local or other taxes of any kind required by law to be withheld with respect to the grant, vesting or settlement of the Deferred Equity Units or Performance Units. However, the Employee may elect, subject to the approval of the Company, acting in its sole discretion, to satisfy an applicable withholding requirement, in whole or in part, by having the Company withhold shares of Common Shares of the GP and/or LP to satisfy his or her tax obligations, subject to any restrictions or limitations that the Company deems appropriate.

(b) In the event and to the extent the Company determines that it is not obligated to withhold taxes payable by the Employee with respect to the Deferred Equity Units or Performance Units but the Company is later held liable due to any non-payment of taxes on the part of the Employee, the Employee shall indemnify and hold the Company harmless from the amount of any payment made by them in respect of such liability.

6. Representations of the Employee. The Employee represents and warrants to the GP and the LP as follows:

(a) The Employee is an “accredited investor” as such term is defined in Regulation D promulgated by the Securities Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) because (A) the Employee is a natural person with an individual net worth, or with the Employee’s spouse have a combined net worth, in excess of U.S. $1,000,000, (B) the Employee is a natural person and had individual income (exclusive of any income attributable to the Employee’s spouse) of more than U.S. $200,000 in the prior two calendar years or joint income with the Employee’s spouse in excess of U.S. $300,000 for each of those years and the Employee reasonably expects to reach the same income level in the current calendar year or (C) the Employee is a knowledgeable Employee as referred to in Rule 506 under the Securities Act.

(b) The Employee is a sophisticated investor, able and accustomed to handling sophisticated financial matters for himself/herself, has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of his/her investment in the Shares and the Employee is capable of bearing the economic risks of such investment and is able to bear a complete loss of his/her investment in the Shares.

(c) THE EMPLOYEE ACKNOWLEDGES THAT HE/SHE HAS RELIED SOLELY UPON HIS/HER OWN TAX AND OTHER LEGAL ADVISORS CONCERNING THE TAX AND OTHER LEGAL ASPECTS OF AN INVESTMENT IN THE SHARES AND THE EMPLOYEE ACKNOWLEDGES THAT NEITHER THE LP NOR THE GP HAS MADE REPRESENTATIONS OR WARRANTIES RELATING TO THE TAX LEGAL CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

7. Section 409A. Payments made pursuant to this Agreement are intended to be exempt from or comply with Section 409A of the Code, and the regulations and other guidance promulgated thereunder (“Section 409A”). The provisions of this section shall qualify and supersede all other provisions of this Agreement as necessary to fulfill the foregoing intention. The Company reserves the right, to the extent the Company deems necessary or advisable in its sole discretion, to unilaterally amend or modify this Agreement to ensure that the Award is made in a manner that qualifies for exemption from or complies with the provisions of Section 409A(a)(2), (3) and (4) of the Code. The Company makes no representations that this Award will be exempt from Section 409A and makes no undertaking to preclude Section 409A from applying to this Award. To the extent applicable, each and every payment to be made pursuant to this Agreement shall be treated as a separate payment and not as one of a series of payments treated as a single payment for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii).

8. Notices. All notices and other communications hereunder shall be in writing and shall be given by facsimile or first class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given three days after mailing or twenty-four (24) hours after transmission by facsimile to the respective parties named below:

If to the Company, the
GP or the LP:	c/o Silvercrest Asset Management Group LLC 1330 Avenue of the Americas New York, NY 10019 Attn: Office of the General Counsel Telephone: (212) 649-0623 Facsimile: (212) 649-0625

with a copy to:	Bingham McCutchen LLP 399 Park Avenue New York, NY 10022 Attention: Michael F. Mavrides, Esq. Telephone: (212) 705-7000 Facsimile: (212) 752-5378

If to the Employee:	[name] [address]

Any party hereto may change such party’s address for notices by notice duly given to the other parties pursuant hereto.

9. Miscellaneous.

(a) Acceptance of Award. Employee must accept this Award by executing this Agreement and delivering the same to the Company within fifteen (15) days of the date hereof. Otherwise the Company may, at its discretion, rescind the Award in its entirety.

(b) No Rights to Employment. The Employee acknowledges that the grant of the Deferred Equity Units and/or Performance Units and this Agreement do not constitute an express or implied promise of continued engagement as an employee or consultant of, or provider of services to, the Company or any of its affiliates for any period or at all. Nothing contained in this Agreement shall interfere in any way with the right of the Company and its affiliates, subject to the terms of any separate employment or consulting agreement or provision of law, at any time to terminate such employment or consulting arrangement or other association or to modify the terms and conditions of the Employee’s employment or other association with the Company and its Affiliates.

10. Administration. The Operating Committee of the Company (or successor to such committee) (the “Committee”) shall administer this Agreement and interpret, construe and apply its provisions, and determine entitlement to benefits, all in its sole discretion, and any determination hereunder shall be binding on the Employee, the Company and all other persons. The Committee may temporarily suspend all cash payments under this Agreement in the event that it deems such suspension in the best interests of the Company, the GP and the LP, provided that it shall reinstate such cash payments as soon as practicable, in the Committee’s sole discretion, following such suspension.

11. Common Share Adjustments. In the event of any reclassification, recapitalization, split-up, reverse split or similar readjustment in any Common Shares of the GP or Common Shares of the LP, appropriate adjustments shall be made with respect to the Common Shares of the GP or the LP, as applicable, underlying the Deferred Equity Units and the Performance Units and the Per Share Value, but only for purposes of determining whether the Performance Target has been achieved pursuant to Sections 3(a) or 3(d) hereof.

12. Consent to Jurisdiction and Service of Process. All judicial proceedings brought against Employee with respect to this Subscription Agreement may be brought in any state or federal court of competent jurisdiction sitting in New York, and by execution and delivery of this Subscription Agreement, Employee accepts for himself or herself and in connection with its properties, generally and unconditionally, the nonexclusive jurisdiction of the aforesaid courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Subscription Agreement. The parties hereby agree to waive their respective rights to trial by jury in connection with any dispute between them arising out of this Agreement. A copy of any process served shall also be mailed by registered mail to Employee at his or her address referred to in Section 8 hereof, except that unless otherwise provided by applicable law, any failure to mail such copy shall not affect the validity of service of process. If any person appointed by Employee refuses to accept service, Employee hereby agrees that service upon him or her by mail shall constitute sufficient notice. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of the Company, LP or the GP to bring proceedings against Employee in the courts of any other jurisdiction.

[Signature Page Follows]

The undersigned Employee hereby executes this Agreement, as of February 24, 2010.

[name]
[address]

SILVERCREST ASSET MANAGEMENT GROUP LLC

By:
Name:
Title:

SILVERCREST L.P.

By:	SILVERCREST GP LLC
Its:	General Partner

By:
Name: G. Moffett Cochran
Title: Chief Executive Officer

SILVERCREST GP LLC

By:
Name: G. Moffett Cochran
Title: Chief Executive Officer

Schedule A

[number] Deferred Equity Units, representing the right to receive, subject to vesting:

•	[number] Common Shares of the GP

•	[number] Common Shares of the LP

[number] Performance Units, representing the right to receive, subject to vesting:

•	[number] Common Shares of the GP

•	[number] Common Shares of the LP

Sched. A-1